Exhibit 17

November 18, 2021

By Email

ATTN: Kenneth Tan, President and Director

Board of Directors

Value Exchange International, Inc.

Unit 602, Block B, 6 Floor,

Shatin Industrial Centre, 5-7 Yuen Shun Circuit,

Shatin, N.T., Hong Kong

Dear Fellow Directors:

I hereby resign as a director of Value Exchange International, Inc. (“Company”) and from all board committee positions that I may be deemed to hold, which resignation is effective upon acceptance by the Company’s Board of Directors.

My resignation is prompted by demands on my time from other endeavors and is not the result of any disagreement with the Company or its management.

I consent to the filing of this letter as an exhibit to a Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission and I consent to issuance of a Company press release reporting my resignation.

I wish the best for the Company in the future.

Sincerely,

/s/ Yeung Chun Wing

Yeung Chun Wing